PENINSULA RESOURCES LTD.

MANAGEMENT’S DISCUSSION and ANALYSIS –September 27, 2010

The years ended June 30, 2010 and 2009

Overall performance (Going concern and future operations)

Peninsula Resources Ltd. (“Peninsula” or the “Company”) was incorporated on February 22, 1994, in the province of Alberta. The Company is listed on the NEX exchange.

On March 13, 2009 the Company acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding share capital of Tearlach Resources Limited (Barbados) (“TB”) for cash consideration of $15,000.  On April 16, 2009 TB changed its name to Peninsula Resources (Barbados) Limited (PB).

Zodiac transaction

On June 3, 2010 the Company entered into a letter agreement with Zodiac Exploration Corp. ("Zodiac") under which the Company will combine with Zodiac through the issuance of common shares of Peninsula (the “Zodiac Transaction”). The Company has agreed to acquire all of the shares of Zodiac for a purchase price to be satisfied by the issuance of 166,492,641 common shares of the Company.

Zodiac has interests in certain oil and gas properties in the San Joaquin Basin in California, USA. The transaction, when completed, is intended to be a reverse take-over for the purposes of the requirements of the TSX Venture Exchange and to enable the Company to qualify as a Tier 2 Oil & Gas Issuer on the TSX-V.

On September 2, 2010 Zodiac Exploration Corp. completed a private placement of $50 million by way of the issuance of 98,039,216 subscription receipts. The issue price for each subscription receipt was $0.51. Each subscription receipt will entitle the holder to receive one share of Zodiac without payment of any additional consideration. Upon the closing of the Zodiac Transaction, the subscription receipts will be converted into Zodiac shares which will then be immediately exchanged for free trading Peninsula common shares on the basis of 1.45 Peninsula common shares for each 1.0 Zodiac share.

Peninsula shares issued to the holders of Zodiac shares, other than those issued upon conversion of the subscription receipts, are subject to the following restrictions on trading and release from the depositary.

Percentage of Peninsula Shares Received	Date the Restriction on Trading Expires and the Peninsula Shares are released from the Depositary (collectively the “Release Dates”)
15%	Upon issuance of the Final Exchange Bulletin
15%	That date that is three months from the Final Exchange Bulletin
20%	That date that is six months from the Final Exchange Bulletin
15%	That date that is nine months from the Final Exchange Bulletin
15%	That date that is twelve months from the Final Exchange Bulletin
20%	That date that is 15 months from the Final Exchange Bulletin

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The board of directors of Zodiac may accelerate any of the Release Dates by three months for each 33% increase in market capitalization above $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement. Market capitalization shall be calculated as a multiple of the ten day weighted average share price on an exchange and the number of basic Peninsula Shares outstanding. The change in market capitalization shall be calculated starting with $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement as the market capitalization.

On June 17, 2010 a wholly owned subsidiary of the Company was incorporated in the Province of Alberta under the name 1543081 Alberta Ltd.  The subsidiary was incorporated to facilitate the Zodiac Transaction.

For further details of the Zodiac Transaction please refer to the Company’s Management Information Circular filed on Sedar on September 1, 2010.

The Company currently has no source of operating cash flow, and has no assurance that additional funding will be available to it. The ability of the Company to continue as a going concern is dependent on the identification of new opportunities, in the mineral exploration area or elsewhere, and on obtaining additional financing from its existing or new shareholders. Failure to obtain such additional financing could result in the dissolution of the Company.

Selected Annual Information

Year ended	Revenues	Profit or (Loss)	Profit or (Loss) per share	General and Administrative	Total Assets
June 30, 2010	-	(237,927)	(0.05)	238,249	439,246
June 30, 2009	-	(137,446)	(0.05)	119,750	41,828
June 30, 2008	-	(124,234)	(0.12)	124,234	10,893
June 30, 2007	-	(56,431)	(0.06)	56,431	3,395

Results of Operations

The following discussion should be read in conjunction with the accompanying Financial Statements and related notes. During the years ended June 30, 2010 and 2009 the Company was not involved in any exploration activities.

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The Company’s total assets were $439,246 on June 30, 2010 (June 30, 2009 - $41,828). The Company did not incur any mineral property acquisition or exploration costs in this period. The Company did not have any mineral properties in production and, therefore, did not generate any revenue from operations. In order to obtain financing sufficient to continue operations, the Company will continue to seek private placement funding, and joint venture partners and/or exploration funding for properties it may acquire.

The Company realized a net loss of $237,927 or $0.05 per share in the year ended June 30, 2010 (2009 - $137,446 or $0.05 per share).

The Company incurred professional fees of $149,611 (2009 - $54,871), transfer agent and listing fees of $21,842 (2009 - $13,375), consulting fees of $18,100 (2009 - $17,475) and management fees of $30,000 (2009 - $30,000). The transfer agent and listing fee increase was due to the private placements completed during the year. The increase in professional fees was due to legal fees incurred to facilitate the Zodiac Transaction.

A summary of the Company’s financial information on a quarter by quarter basis for the preceding eight quarters appears below.

Summary Quarterly Results for the Eight Fiscal Quarters Ended June 30, 2010

Quarter	Revenues	Profit or (Loss)	Profit or (Loss) per share	General and Administrative
4th Quarter 2010	-	(145,278)	(0.02)	147,236
3rd Quarter 2010	-	(24,645)	(0.01)	24,657
2nd Quarter 2010	-	(34,800)	(0.01)	34,800
1st Quarter 2010	-	(33,204)	(0.01)	31,556
4th Quarter 2009	-	(72,376)	(0.02)	54,680
3rd Quarter 2009	-	(17,603)	(0.01)	17,603
2nd Quarter 2009	-	(30,811)	(0.01)	30,811
1st Quarter 2009	-	(16,656)	(0.01)	16,656

Fourth quarter

In the three months ended June 30, 2010 the company realized a net loss of $145,278 or $0.02 per share (2009 - $72,376 or $0.02 per share).

The Company incurred professional fees of $116,288 (2009 - $15,378), transfer agent and listing fees of $11,365 (2009 - $2,250), consulting fees of $8,175 (2009 - $10,715) and management fees of $7,500 (2009 - $7,500).  The transfer agent and listing fee increase was due to the private placements completed during the quarter. The increase in professional fees was due to legal fees incurred to facilitate the Zodiac Transaction.

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The primary use of cash in the three months ended June 30, 2010 was the funding of operations - $41,111.

Liquidity

The Company had $430,064 cash on hand on June 30, 2010 (June 30, 2009 - $34,362). The Company had working capital of $323,800 on June 30, 2010 and working capital of $16,727 on June 30, 2009. The primary source of cash in the year ended June 30, 2010 was the issuance of shares - $545,000. The primary uses of cash were the funding of operations - $147,320 and payments to related parties - $1,978. The Company currently has no source of operating cash flow, no financial resources, and has no assurance that additional funding will be available to it in order to remain a going concern. Failure to obtain such additional financing could result in the dissolution of the Company.

Share Capital

In July 2008 the Company completed a non-brokered private placement of 1,955,000 units at $0.17 per unit for proceeds of $332,350 less financing costs of $12,917. Each unit was comprised of one share and one purchase warrant exercisable at $0.225 for a period of one year. The shares were subject to a four month hold ending November 4, 2008.

In February, 2009 the Company issued 500,644 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

On July 2, 2009 the Company issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

On July 3, 2009 1,254,357 warrants expired unexercised.

In April 2010 the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.10 per unit for proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.125 for one year. The shares were subject to a hold period expiring on August 22, 2010. The value of the warrants has been included in share capital.

The net proceeds of the private placement will be used for general working capital.

Related party

In the year ended June 30, 2010 the Company entered into the following transactions with related parties:

i) The Company incurred $30,000 (2009 - $30,000) in management fees to a company controlled by a director.  The Company repaid loans of $nil (2009 – $35,147) to companies controlled by the director. The Company incurred net $21 (2009 – repaid net $2,853) to the director for expenses paid on behalf of the Company.

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At June 30, 2010 $21 (June 30, 2009 - $500) was owed to the director and to companies controlled by the director.

ii) The Company paid $18,100 for consulting fees to a director of the Company (2009 – $17,475). At June 30, 2010 and 2009 $nil was owed to the director.

iii) The Company repaid $1,499 (2009 – repaid $13,435) to Goldex Resources Corporation (“Goldex” TSX.V: GDX) - a company with a director in common - for regulatory filing costs Goldex paid on the Company’s behalf. The Company incurred $6,000 (2009 - $1,500) in rent payable to Goldex.  At June 30, 2010 $155 was owed to Goldex (June 30, 2009 - $1,654).

Related party transactions are in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party payables as at June 30, 2010 and 2009 were as follows:
	June 30, 2010	June 30, 2009
i) Director and companies controlled by the director - for management fees, advances and expenses	$ 21	$ 500
ii) Company with a director in common for expenses	155	1,654
	$ 176	$ 2,154

Commitments:

On July 1, 2006, as extended to July 1, 2010, the Company entered into an agreement with a company controlled by a director, for consulting services for $2,500 per month. The agreement was extended on a month-to-month basis subsequent to July 1, 2010.

International Financial Reporting Standards (IFRS):

In 2006, the AcSB ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

During 2009 and 2010, the Company has been assessing its requirements and first time adoption methodologies, including its internal training and resource needs. The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications. During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

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Subsequent Events

During September 2010, 200,000 warrants were exercised for proceeds of $25,000.

This report includes certain “forward-looking statements” with respect to its anticipated future results and activities. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.  The information provided herein with respect to the Company’s properties and activities should be read in reference to the technical reports and other relevant disclosure documents prepared by or on behalf of the Company, which may be viewed by interested parties at www.sedar.com.

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Corporate Information

Directors and Officers

Graham C. Reveleigh, M.Sc.

President, CEO and Director

Charles Ross

CFO, Corporate Secretary and Director

Dieter Schindelhauer

Director

Len Guenther

Director

Australian Representative

Graham C. Reveleigh

Registered Office

2110 – 1177 West Hastings St.

Vancouver, BC

V6E 2K3

Head Office

2110 – 1177 West Hastings St.

Vancouver, BC

V6E 2K3

Tel:   (604) 688-5007

Fax: (604) 909-4682

Solicitors

Tupper Jonsson Yeadon

1710  – 1177 West Hastings St.

Vancouver, BC

V6E 2L3

Fasken Martineau DuMoulin LLP

550 Burrard St
Vancouver, BC

V6C0A3

Transfer Agent

Computershare Limited

2nd Floor 510 Burrard Street

Vancouver, BC

V6c 3B9

Tel: (604) 689-9853

Fax: (604) 689-8144

Auditors

STS Partners LLP

Sixth Floor, 543 Granville St.

Vancouver, BC

Tel: (604) 688-7800

Capitalization Shares Issued 8,661,644 Shares Listed NEX Trading Symbol PNU.H

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